Exhibit 3.3

[LETTERHEAD OF DRINKER BIDDLE & REATH LLP]

July 21, 2004

Citigroup Global Markets Inc.

Structured Portfolio Group

300 1st Stamford Place, 4th Floor

Stamford, Connecticut 06902

The Bank of New York

2 Hanson Place, 12th Floor

Brooklyn, New York 11217

Re:   Tax Exempt Securities Trust, New Jersey Trust 178

Gentlemen:

We have acted as special New Jersey counsel respecting only New Jersey tax matters in connection with the issuance of Units of Tax Exempt Securities Trust, New Jersey Trust 178, including specifically the New Jersey Trust. We have reviewed the Trust Indenture and Agreement, as amended, among Citigroup Global Markets Inc., as Depositor, The Bank of New York, as Trustee, and Standard & Poor’s Securities Evaluations, Inc., as Evaluator, and the Reference Trust Agreement supplementing and amending the aforesaid Trust Indenture and Agreement, as amended, respecting this Multistate Series (together, the “Trust Agreement”).

This opinion is given and limited to matters of New Jersey tax law respecting the New Jersey Trust.

We assume that within the meaning of the New Jersey Gross Income Tax Act all obligations held by the New Jersey Trust are issued by or on behalf of New Jersey or any county, municipality, school or other district, authority, commission, instrumentality, public corporation (including one created or existing pursuant to agreement or compact with New Jersey or any other state), body corporate and politic or political subdivision of New Jersey, or such obligations are statutorily free from taxation under the laws of the United States.

Based upon and subject to the foregoing, we are of the opinion that:

1. The proposed activities of the New Jersey Trust will not cause it to be subject to the New Jersey Corporation Business Tax Act.

2. The income of the New Jersey Trust will be treated as the income of individuals, estates and trusts who are the Holders of Units of the New Jersey Trust for purposes of the New Jersey Gross Income Tax Act, and interest which is exempt from tax under the New Jersey Gross Income Tax Act when received by the New Jersey Trust will retain its status as tax-exempt in the hands of such Unit Holders. Gains arising from the sale or redemption by a Holder of his Units or from the sale, exchange, redemption, or payment at maturity of a Bond by the New Jersey Trust are exempt from taxation under the New Jersey Gross Income Tax Act (P. L. 1976 c. 47), as enacted and construed on the date hereof, to the extent such gains are attributable to Bonds, the interest on which is exempt from tax under the New Jersey Gross Income Tax Act. Any loss realized on such disposition may not be utilized to offset gains realized by such Unit Holder on the disposition of assets the gain on which is subject to the New Jersey Gross Income Tax Act.

3.  Units of the New Jersey Trust may be subject, in the estates of New Jersey residents, to taxation under the Transfer Inheritance Tax Law of the State of New Jersey.

Citigroup Global Markets Inc.

The Bank of New York

July 21, 2004

We consent to the use of our name under the captions “Taxes” and “Legal Opinions” in the Prospectus comprising a part of the Registration Statement on Form S-6, as amended, and we consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

/S/ DRINKER BIDDLE & REATH LLP

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